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05008145

FILE NO. 82-3919

May 2, 2005

Asia Pacific
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BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Notice of Management Integration through Establishment of a Joint Holding Company of NAMCO LIMITED and Bandai Co., Ltd. (May 2, 2005)

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

May 2, 2005

Name of the Company: NAMCO LIMITED
Name and Position of the Representative: Shigeichi Ishimura
President and Representative Director
(Code No. 9752, The First Section of the Tokyo Stock Exchange)

Name of the Company: Bandai Co., Ltd.
Name and Position of the Representative: Takeo Takasu
President and Representative Director
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Management Integration Through Establishment of a Joint Holding Company of NAMCO LIMITED and Bandai Co., Ltd.

Notice is hereby given that NAMCO LIMITED (hereinafter "Namco") and Bandai Co., Ltd. (hereinafter "Bandai") have resolved at the meetings of their respective Boards of Directors held today to establish, as of September 29, 2005 (expected), Kabushiki Kaisha Bandai Namco Holdings (English Name: NAMCO BANDAI Holdings Inc.; hereinafter the "New Integrated Company") as a joint holding company through a share-for-share exchange (*kabushiki-iten*), subject to approvals thereof at their respective general meetings of shareholders and other required formalities, as described below.

NOTICE TO U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

September 29, 2005 (expected)........ Date of execution of the share-for-share exchange (listing date for the shares of the New Integrated Company on the Tokyo Stock Exchange)

September 29, 2005 (expected)........ Effective date of the share-for-share exchange (date of registration of establishment of the New Integrated Company on the commercial register)

However, should any adverse circumstances arise in the course of the procedures described below, Namco and Bandai may change the above schedule upon mutual consultation.

(2) Share-for-share exchange ratios

1. Upon the share-for-share exchange, the shares of the holding company will be respectively allotted in exchange for shares of Namco and Bandai at the following ratios:

   1 share of common stock of the holding company for one share of common stock of Namco

   1.5 shares of common stock of the holding company for one share of common stock of Bandai

   Accordingly, the number of shares to be issued by the holding company will be 258,296,882 shares.

2. Results, methods and bases of calculations by third-party institutions

   Namco and Bandai respectively appointed Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd. as their financial advisors. Taking into account their advice, Namco and Bandai determined the exchange ratios upon consultation and negotiation with each other.

   Nomura Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd. respectively conducted analyses of Namco and Bandai using valuation methodologies based on market value, discounted cash flows (DCF) and peer company comparison, and determined respective exchange ratios based on general consideration of the results of these analyses.

(3) Cash payments upon the share-for-share exchange

The New Integrated Company will pay 12 yen per Namco share and 18 yen per Bandai share to the respective final shareholders of Namco and Bandai as of the day immediately preceding the date for executing the share-for-share exchange, as cash payments upon the share-for-share exchange, in lieu of interim dividends of Namco and Bandai for the year ending March 31, 2006.

(9)	Total assets (As of September 30, 2004)	¥122,460 million	¥143,820 million
(10)	Fiscal year end	March 31 of each year	March 31 of each year
(11)	Number of employees (As of September 30, 2004)	2,413	979
(12)	Principal clients	Purchases from: SEGA CORPORATION Sony Computer Entertainment Inc. Tokuriki Seiko Co., Ltd. Sales to: Sony Computer Entertainment Inc. Taito Corporation Nintendo Co., Ltd.	Purchases from: Kuwagata Co., Ltd. Fuji Toy Co., Ltd. Eishindo Co., Ltd. Sales to: Sony Computer Entertainment Inc. Happinet Corporation
(13)	Principal shareholders and their shareholding ratios (As of September 30, 2004)	Masaya Nakamura .... 16.66% MAL Ltd. .... 12.26% Japan Trustee Services Bank, Ltd. (Trust Account) .... 8.65% The Master Trust Bank of Japan, Ltd. (Trust Account) .... 5.61% The Sumitomo Trust & Banking Co., Ltd. (Trust Account B) 2.91%	Japan Trustee Services Bank, Ltd. .... 16.4% The Master Trust Bank of Japan, Ltd. .... 9.8% Sanka Ltd. .... 5.1% Trust & Custody Bank of Japan, Ltd. .... 3.9% The Master Trust Bank of Japan, Ltd. (Holder in Retirement Benefit Trust for UFJ Bank Limited) 3.1%
(14)	Principal correspondent banks	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. The Sumitomo Trust & Banking Co., Ltd.	UFJ Bank Limited Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd.
(15)	Relationships between the parties:	Capital relationships Human resource relationships Trading relationships	None None Joint development of game software

(Note 1) Namco split each share of common stock into two shares on November 19, 2004. The total number of issued shares after the stock split is 110,175,236 shares.

(Note 2) As a result of the exercise on or after October 1, 2004 of the stock options approved in June 2001, the total number of issued shares of Bandai is 98,747,764.

(7) Business results for the last three fiscal years
(Prepared in accordance with accounting principals generally accepted in Japan)

Fiscal year	NAMCO LIMITED (consolidated) (millions of yen)		
	April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005 (estimated)
Net Sales	154,777	172,594	178,500
Operating income	9,470	15,430	15,000
Recurring income	8,777	14,428	14,500
Net income	4,115	7,545	9,400
Net income per share (¥)	72.35	133.00	83.50
Annual dividend per share (¥)	30.00	40.00	40.00
Shareholders' equity per share (¥)	1,752.09	1,850.91	979.00

(Note) NAMCO LIMITED split each share of its common stock into two shares on November 19, 2004. "Net income per share" and "Shareholders' equity per share" for the fiscal year ended March 31, 2005 are projected figures calculated as if the stock split were made at the beginning of the fiscal year. "Annual dividend per share" for the fiscal year ended March 31, 2005, calculated as if the stock split were made at the beginning of the year, is 30 yen.

Fiscal year	Bandai Co., Ltd. (consolidated) (millions of yen)		
	April 1, 2002 to March 31, 2003	April 1, 2003 to March 31, 2004	April 1, 2004 to March 31, 2005 (estimated)
Net Sales	244,949	263,174	270,000
Operating income	25,868	27,651	24,000
Recurring income	26,435	27,221	25,000
Net income	12,667	14,206	10,000
Net income per share (¥)	254.09	142.28	101.40
Annual dividend per share (¥)	40.00	22.50	30.00
Shareholders' equity per share (¥)	2,370.91	1,227.16	1,320.00

(Note) Bandai Co., Ltd. split each share of its common stock into two shares on November 20, 2003. "Net income per share" and "Shareholders' equity per share" for the fiscal year ended March 31, 2004 are calculated as if the stock split were made at the beginning of the fiscal year. "Annual dividend per share" for the fiscal year ended March 31, 2004, calculated as if the stock split were made at the beginning of the year, is 15 yen.

3. Outline of the New Integrated Company (holding company)

(1) Trade name — Kabushiki Kaisha Bandai Namco Holdings
(English name: NAMCO BANDAI Holdings Inc.)

(2) Contents of business — Management and support of the operating activities of its subsidiaries through the holding of their shares

(3) Location of head office — Minato-ku, Tokyo

(4)	Directors and Statutory Auditors (expected) (current position in parentheses)	Chairman and Director	Kyushiro Takagi (Namco Vice-Chairman and Representative Director
		President and Representative Director	Takeo Takasu (Bandai President and Representative Director)
		Director	Masahiro Tachibana (Namco Senior Managing Director)
		Director	Masaatsu Hayakawa (Bandai Senior Managing Director)
		Director	Keiji Tanaka (Namco Managing Director)
		Director	Junji Senda (Bandai Director)
		Director (Part-time)	Shigeichi Ishimura (Namco President and Representative Director)
		Director (Part-time)	Kazunori Ueno (Bandai Managing Director)
		(Outside) Director	Masatake Yone (attorney)
		(Outside) Director	Kazuo Ichijo (Professor, Hitotsubashi University Graduate School)
		(Full-time) Statutory Auditor	Kouichirou Honma (Namco Statutory Auditor)
		(Full-time) Statutory Auditor	Katsutoshi Hirasawa (Bandai Accounting Department, General Manager)
		Statutory Auditor	Osamu Sudou (attorney)
		Statutory Auditor	Kouji Yanase (attorney)
(5)	Capital	¥10,000 million	
(6)	Total number of shares to be issued	258,296,882 shares (Number of shares constituting one unit: 100 shares)	
(7)	Fiscal year end	March 31 of each year	

(8) Estimated business results after establishment
Combined consolidated results (simple aggregation)

	Fiscal year ending March 31, 2006 (estimated)
Consolidated net sales	¥460,000 million
Consolidated operating income	¥ 44,000 million
Consolidated recurring income	¥ 44,000 million

* The estimated business results are stated by simple aggregation of the estimated results of Namco and Bandai, without taking into account inter-segment sales and consolidated adjustments. Revised estimated business results will be publicized on another occasion hereafter.

* The above projections are based on the information available to management as of the date hereof, and on estimates involving assumptions of uncertain factors thought likely to have an effect on future results as of the date hereof. As a result, actual results may differ materially from these projections for a variety of factors. Factors that may affect our results include changes in the business environment, our markets and foreign exchange rates. See "Cautionary Note Regarding Forward-Looking Statements" on the last page of this press release.

(9)	Dividend policy after establishment	After the establishment of the holding company, we plan to distribute profits consistently to our shareholders based on an annual dividend of 24 yen per share and aiming for a dividend payout ratio of 30% on a consolidated basis.
(10)	Establishment of a preparatory organ	To promote the smooth establishment of the holding company, we will set up a Management Integration Preparatory Committee.

For further inquiries, please contact:

NAMCO LIMITED
TEL: 03-3756-8698
Manabu Ishii
IR Group Leader

Bandai Co., Ltd.
TEL: 03-3847-5005
Hiroshi Kawasaki
General Manager of President Office

-END-

Attachment

Management Strategy of Namco Bandai Group

1. Basic management policy

By making best intra-company use of its management resources – human resources, capital, intellectual properties and information, the Namco Bandai Group will expand its existing businesses and create new businesses, with the aim of maximizing the enterprise value of the group.

2. Outline of business strategy

(1) Integration of character merchandising and content development capabilities

By integrating Bandai's know-how for character merchandising and Namco's content development capabilities, we will develop new products and services to expand our customer base and increase our brand value. Additionally, in global markets, we seek to complement each other geographically by integrating Namco's marketing strengths in North America and Bandai's strengths in Europe and Asia and to endeavor to aggressively establish a new business model to deploy worldwide.

a. Toys & Hobby Group

We will market characters originating from Namco's game software in Bandai's various business areas. Thus, we aim to further strengthen our character merchandizing and win new customers.

b. Content Group

In the game software business, by integrating Bandai's know-how for character merchandizing and Namco's technology development capabilities, we will develop more attractive game software and strengthen our one-content-for-multi-use strategy by marketing game software for home use on multiple platforms targeting the global market. In the network business, we will integrate know-how of Namco and the Bandai Group to develop and provide more attractive content. By making efficient use of the wealth of content of Namco and Bandai, we aim to increase numbers of subscribers in the future.

c. Amusement Group

By adding Bandai Group's stores to Namco's store network, we will secure a stronger presence in the amusement business. Additionally, by promoting the business of Bandai by utilizing Namco's store network, we will seek to improve our customer-generation potential and character recognition.

Thus, we intend to further strengthen our profit base through a stable business portfolio and further expand business on a global level through geographical complement.

(2) Cost synergy by streamlining overlapping businesses

We seek to increase profit margins by improving the efficiencies of, and reducing costs of, overlapping operational and support departments of the Namco Group and the Bandai Group and establishing a broader distribution network taking advantage of our larger combined scale.

3. Schedule of the integration

Namco and Bandai will establish a holding company by a share-for-share exchange as of September 29, 2005 (expected), which will control Namco and Bandai. A proposition for the establishment of the holding company will be submitted to the respective ordinary general meetings of shareholders of each of Namco and Bandai to ask our respective shareholders for their approval.

Hereafter, while initially maintaining the individuality and independence of Namco and Bandai, we will consider a business reorganization toward a new group structure. In the medium-term, we seek to generate synergies from our integration by moving toward an optimal group structure centered on three business groups: (1) Toys & Hobby Group, focused on the toy business, (2) Content Group, including our game software and network businesses, and (3) Amusement Group, in which we operate amusement facilities.

4. Organization and function of the holding company

The New Integrated Company, which is a holding company, is expected to be responsible for the function of formulating strategies for the whole corporate group, comprised of Namco, Bandai and other companies. Specifically, the holding company will formulate management targets, medium- and long-term management plans and group business strategies for the whole group, provide support incidental thereto and engage in administration and control thereof. Under the holding company, Namco, Bandai and other affiliated companies of the group will mutually cooperate and contribute to the growth of the whole group based on their respective business strategies.

Image at the end of September 2005


NAMCO BANDAI Holdings Inc.
Bandai
Namco
Listed Bandai group company
Listed Bandai group company
Listed Bandai group company
Bandai group company
Bandai group company
Namco group company
Namco group company
Namco group company
Namco group company

Medium Term Vision


NAMCO BANDAI
Holdings Inc.
Toys & Hobby Group
Amusement Group
Content Group
Visual Group
Affiliated Business Group

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements". To the extent that statements in this press release do not relate strictly to historical or current facts, they may constitute forward-looking statements. Examples of such statements include the estimated financial information presented in this press release. These forward-looking statements are based upon our current assumptions and beliefs in the light of the information currently available to us, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause our actual actions or results to differ materially from those discussed in or implied by the forward-looking statements. Important risks, uncertainties and other factors that may cause our actual results to differ materially from our expectations include, without limitation, general economic conditions and trends in our markets, competition in our markets, the effect of foreign exchange fluctuations on our results of operations, levels of personal consumption in our markets, the level of continuing demand for, and timing of sales of, our existing products, our ability to launch innovative products and otherwise meet the requirements of our customers, the effect of prevailing interest rates and the effects of taxes and changes in taxation or other laws and regulations affecting us. We undertake no obligation to publicly update any forward-looking statements after the date hereof, except as required by the rules of the Tokyo Stock Exchange or as otherwise indicated herein.